SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Spanish Broadcasting System, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

846425833
(CUSIP Number)

October 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846425833	13G/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Bardin Hill Investment Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 295,074
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 295,074
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,074
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 846425833	13G/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Bardin Hill Investment Partners GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 295,074
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 295,074
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,074
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 846425833	13G/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON HCN LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 207,503
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 207,503
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,503
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 846425833	13G/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON HCN GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 207,503
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 207,503
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,503
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 846425833	13G/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON Bardin Hill Event-Driven Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 87,571
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 87,571
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,571
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 846425833	13G/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON Bardin Hill Fund GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 87,571
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 87,571
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,571
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 846425833	13G/A	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON Jason Dillow
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 295,074
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 295,074
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 295,074
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.0%
12	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 846425833	13G/A	Page 9 of 11 Pages

Item 1(a).	Name of Issuer.

Spanish Broadcasting System, Inc. (the "Issuer").

Item 1(b).	Address of Issuer's Principal Executive Offices.

7007 N.W. 77th Avenue, Miami, Florida 33166.

Item 2(a), 2(b) and 2(c).	Name of Person Filing; Address of Principal Business Office; Place of Organization:
This statement is filed by Bardin Hill Investment Partners LP (formerly known as Halcyon Capital Management LP) ("Bardin Hill Partners"), a Delaware limited partnership, Bardin Hill Investment Partners GP LLC (formerly known as Halcyon Management Holdings GP LLC) ("Bardin Hill Partners GP"), a Delaware limited liability company, HCN LP ("HCN"), a Cayman Islands exempted limited partnership, HCN GP LLC ("HCN GP"), a Delaware limited liability company, Bardin Hill Event-Driven Master Fund LP ("Bardin Hill Master Fund"), a Cayman Islands exempted limited liability partnership, Bardin Hill Fund GP LLC ("Bardin Hill GP"), a Delaware limited liability company, and Jason Dillow, a United States citizen (collectively, the "Reporting Persons").

The address of the principal place of business of each of the Reporting Persons is 477 Madison Avenue, 8th Floor, New York, New York 10022.

Item 2(d).	Title of Class of Securities.

Class A Common Stock, $0.0001 par value ("Shares")

Item 2(e).	CUSIP Number.

846425833

Item 3.	Not applicable.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 4,241,991 Shares outstanding as of August 7, 2019 as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2019 filed with the Securities and Exchange Commission on August 9, 2019.

The securities reported herein are directly held by HCN LP and Bardin Hill Master Fund (collectively, the "Funds"). Bardin Hill Partners is the investment manager of each of the Funds, and pursuant to Investment Management Agreements, Bardin Hill Partners exercises voting and investment power over securities directly held by the Funds. Bardin Hill Partners GP is the general partner of Bardin Hill Partners. HCN GP is the general partner of HCN. Bardin Hill GP is the general partner of Bardin Hill Master Fund. Jason Dillow is the Chief Executive Officer and Chief Investment Officer of Bardin Hill Partners.

CUSIP No. 846425833	13G/A	Page 10 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 846425833	13G/A	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 31, 2019
BARDIN HILL INVESTMENT PARTNERS LP

	By:	/s/ Suzanne McDermott
	Name:	Suzanne McDermott
	Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

BARDIN HILL INVESTMENT PARTNERS GP LLC

	By:	/s/ Suzanne McDermott
	Name:	Suzanne McDermott
	Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

HCN LP

	By:	/s/ Suzanne McDermott
	Name:	Suzanne McDermott
	Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

HCN GP LLC

	By:	/s/ Suzanne McDermott
	Name:	Suzanne McDermott
	Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

BARDIN HILL EVENT-DRIVEN MASTER FUND LP

	By:	/s/ Suzanne McDermott
	Name:	Suzanne McDermott
	Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

BARDIN HILL FUND GP LLC

By:	/s/ Suzanne McDermott
Name:	Suzanne McDermott
Title:	Chief Legal Officer, Chief Compliance Officer, Managing Principal

/s/ Jason Dillow
JASON DILLOW